[American Dental Partners, Inc. Letterhead]

July 21, 2009

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	Letter of Comment dated July 14, 2009

American Dental Partners, Inc. (the “Company”)

Form S-3

File No.: 333-160157

Form 10-Q for the Period Ended March 31, 2009

File No. 0-23363

Dear Mr. Reynolds:

We have received your letter dated July 14, 2009 regarding the Company’s Form S-3 registration statement (File No. 333-160157) and Form 10-Q for the period ended March 31, 2009. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of the Company, is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”). Our response contained in this letter is filed via EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letter, followed by our response to such comment.

Form S-3

Risk Factors, page 2

We may not be able to refinance our credit facilities on satisfactory terms, page 2

1.	This risk factor appears too generic with respect to company’s credit facilities which mature on January 20, 2010. Please revise the risk factor to quantify the credit facilities and provide further details about what the company has done, if anything, to obtain an extension or a refinancing of the facilities.

The risk factor has been revised in accordance with the staff’s comment and a similar risk factor will be included in “Item 1A. Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, updated for any subsequent developments at the time of the filing.

Exhibit Index

2.	We note that the exhibit index to the Form S-3 references a Form T-1 to be filed with a Form 8-K. Under Compliance and Disclosure Interpretation (CDI) 206.01 of the Trust

Mr. John Reynolds

July 21, 2009

Indenture Act of 1939 CDI’s, please file the T-1 under the electronic form type “Form 305B2.” The CDI’s are located in the Commission’s website, at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

The Exhibit Index has been revised in accordance with the staff’s comment, and any T-1 will be filed under the electronic form type “Form 305B2” in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939, as amended and the referenced CDI.

Form 10-Q for the Period Ended March 31, 2009

3.	Please revise the “Management’s Discussion and Analysis” section to provide the information requested by comment two above, as appropriate, and also provide details on the course of action the company is taking or proposes to take to remedy the pending liquidity deficiency. In addition, the last statement on page 26 states that the company believes it will have sufficient cash for 12 months from, among other sources, the current revolving loan facility, “but we will need to refinance….” Please revise to state either that you have sufficient cash for the next 12 months, or that you do not and will need to refinance.

In future quarterly reports filed by the Company, beginning with the quarterly report for the period ended June 30, 2009, the Company intends to revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Current Market Conditions” section in accordance with the staff’s comment to include the following:

Current Credit Market Conditions

…

We have a $75,000,000 revolving credit facility and $100,000,000 term loan both of which are senior secured facilities and are provided by commercial banks. Both facilities have maturities of January 20, 2010 and accordingly have been classified as current liabilities. At [                , 2009], the outstanding balances under our credit facility and term loan were $[            ] million and $[            ] million, respectively. The availability of senior secured debt has been significantly reduced in the current credit markets, which has resulted in increased borrowing rates, reduced financial covenants and higher upfront fees. Although we have discussed with our existing lenders the terms for extending the maturity of our credit facilities, we believe it is in the best interests of our shareholders to seek to refinance our indebtedness on a longer term basis at this time rather than incur the costs associated with a short-term extension of the maturity. We are pursuing alternatives for refinancing our credit facilities with our existing and new lenders, but we cannot assure you that we will be able to refinance our credit facilities on satisfactory terms. We may be able to refinance only a portion of our revolving credit facility and term loan, which would require us to seek to issue subordinated debt, preferred stock or common stock, or some combination of such securities to replace a portion of our credit facilities. Such securities may include interest or dividends, voting rights or other dilutive effects to our existing shareholders. We cannot assure you that we would be able to issue such securities on satisfactory terms.

Mr. John Reynolds

July 21, 2009

We do not anticipate having available cash from operations to pay the outstanding balance under our credit facilities that mature on January 20, 2010 and therefore we must complete a refinancing or extension prior to such maturity date. We cannot assure you that such financing will be available or on terms acceptable to us. We believe that cash generated from operations and amounts available under our current revolving credit facility will be sufficient to fund our anticipated operating cash needs for working capital, capital expenditures, affiliations and acquisitions through the maturity date of our credit facilities.

Please do not hesitate to contact me with any questions you may have upon review of this response.

Sincerely,

/s/ GREGORY A. SERRAO
Gregory A. Serrao
President